January 26, 2006

VIA EDGAR

Mr. Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

RE: Response to December 30, 2005 Comment Letter
Nicor Inc.                File Number 1-7297
Northern Illinois Gas Company      File Number 1-7296

Dear Mr. Moran:

Nicor has reviewed the staff’s comments dated December 30, 2005 relating to the Nicor Inc. 2004 Form 10-K, the Nicor Inc. September 30, 2005, Form 10-Q, and the November 28, 2005 Form 8-K of Northern Illinois Gas Company.

Nicor Inc. and Northern Illinois Gas Company (hereinafter, “Nicor”) acknowledge that the adequacy and accuracy of the disclosure in its filings are the responsibility of Nicor management. Nicor also acknowledges that staff comments, or changes made to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Nicor also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to address staff’s comments regarding our disclosures. The remainder of this letter includes responses to each of the ten comments. To assist staff with its review, we have preceded each of our responses with the related comment.

If you have any questions regarding Nicor’s responses, you may call me at 630-388-3507.

Sincerely,

/s/ NEIL J. MALONEY

Neil J. Maloney
Assistant General Counsel and Assistant Secretary

Nicor Inc. Form 10-K for the Year Ended December 31, 2004

Item 1. Business, page 3

1.	Please indicate to us if any one supplier accounted for more than 10% of your gas supply for the past three years.

Response: Over the past three years, certain suppliers have individually accounted for slightly more than 10% of annual purchases, by volume. For example, in 2004, two suppliers individually accounted for about 11% of Nicor Gas’ supplies. We have not made disclosure of this fact in our documents as we do not believe that the loss of any one, or both, of these suppliers would have a material adverse effect on Nicor Gas (because the marketplace for natural gas is very liquid with numerous sellers).

2.	Explain to us how revenue is calculated under your pipeline transportation contracts. We also note from your MD&A discussion that transportation revenue has remained relatively flat.

Response: The pipeline transportation contracts referred to in the business section are not revenue-generating sales contracts. Rather, they are contracts for the purchase of transportation services from interstate pipelines. The associated transportation costs incurred under these contracts are recoverable through Nicor Gas’ purchased gas adjustment clause.

As noted in the MD&A, Nicor Gas also maintains a customer class referred to as “transportation” customers. Transportation customers elect to purchase their own natural gas supplies, with delivery of the gas by Nicor Gas. Rates for transportation services are set by the Illinois Commerce Commission (“ICC”), and associated revenues are recognized as the transportation service is provided.

Other Energy Ventures, page 6

3.
We note your disclosure regarding the 10-year contract between Nicor Gas and Horizon Pipeline which indicates that Nicor Gas had contracted 80 percent of the pipeline capacity. Explain to us what analysis was performed with respect to EITF issue 01-8.

Response: The pipeline capacity arrangement between Nicor Gas and Horizon Pipeline was committed to in writing (including all provisions) on May 14, 2002, and it has not been modified since. EITF 01-8 applies only to arrangements committed to, modified or acquired after July 1, 2003. Therefore we have not performed the analysis you note.

4.
Explain to us in detail the nature of Nicor Enerchange. In this regard, explain if this energy venture engages in gas trading, and if so explain how you are accounting for such transactions. Furthermore, explain how Nicor Enerchange administers the Chicago Hub for Nicor Gas. Specific examples would facilitate our review. In this regard, we assume such operations are unregulated, if not, please clarify our understanding. Also, explain how earnings or losses from this portion of your business impact your regulated rates and your return on equity.

Response: Nicor Enerchange engages in wholesale marketing and trading of natural gas (“Trading”) and administers the Chicago Hub (“Hub Administration”) for Nicor Gas. The Chicago Hub is a term used to refer to certain natural gas storage and transportation-related services that Nicor Gas offers to marketers and other gas distribution companies.

Trading provides services to natural gas distribution companies, power generators, and natural gas marketers and brokers and accounts for these operations in accordance with EITF 02-3 - Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. Gas in storage and natural gas storage and transportation contracts are accounted for on the accrual basis. Derivatives, including contracts for the purchase and sale of natural gas, are accounted for at fair value. Trading is not subject to cost-of-service based rate regulation and therefore does not impact our regulated rates.

Enerchange’s Hub Administration manages the Chicago Hub as an agent of Nicor Gas by handling marketing, billing and accounting activities related to the ICC- and Federal Energy Regulatory Commission (“FERC”)-regulated services provided by the Chicago Hub. As such, Hub Administration is not regulated but is responsible for ensuring that such storage and transmission-related services are compliant with state and federal energy regulations.

In 2004 and prior years there was a credit to ratepayers primarily through a fixed reduction to base rates for estimated net revenues received by Nicor Gas from services provided by the Chicago Hub. As such, to the extent that actual Chicago Hub net revenues were more or less than the estimated net revenues, there was a direct positive or negative impact on Nicor Gas operating income and return on equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

5.	Please explain why the revenue tax expense table does not agree to your Consolidated Statements of Operations for the years ended 2002, 2003, and 2004.

Response: The amounts noted on the face of the Consolidated Statements of Operations are revenues from customers under tariffs approved by the ICC related to state and municipal taxes, whereas the amounts in the MD&A table are the tax expenses that Nicor Gas has incurred. The reason that these amounts differ is that the tariffs allow Nicor Gas to charge slightly more to customers than it owes to municipalities so as to cover administrative costs.

Consolidated Statements of Operations, page 38

6.
Please explain to us in detail your equity method investment in Triton Container Investments LLC. Please be specific with respect to your ownership percentage and voting rights. Furthermore, provide to us the tests of significance as required by Rule 1-02 of Regulation S-X. Also, explain why the Triton equity investment income is reported in your Corporate Segment as opposed to your Shipping Segment.

Response: Nicor has equity interests (ranging from 10% to 24% of initial capital contributed) in the 1997 to 2003 tranches of Triton Container Investments LLC (“TCI”). TCI is in the business of leasing cargo containers to transportation companies involved in the conduct of international trade. No other member of TCI is affiliated with Nicor. The managing member has at least a 50% interest in all tranches, and remaining interests are shared by a few other members, including Nicor.

With respect to voting rights, members vote by tranche in proportion to their share of equity ownership in the tranche. The managing member has full authority to take such actions it deems necessary to conduct general business activities, including purchasing or leasing assets, financing the purchase of assets under existing debt agreements and resolving litigation. A majority of members must vote to approve general business transactions if they exceed certain thresholds. All members must vote to approve certain transactions that are not part of normal ongoing operations, such as changing the nature of the business, acquiring the equity or debt securities of any member or selling a material portion of TCI property.

The significant subsidiary tests required by Rule 1-02 of Regulation S-X are attached as Exhibit A.

The Triton equity investment is reported with Corporate items because it is a passive investment managed entirely by the corporate finance department. Triton results are not reported internally to the chief operating decision maker as part of the Shipping Segment, and Shipping Segment management is not accountable for this investment.

Business Segment and Geographic Information, page 59

7.	Explain to us why you believe the functional currency of Tropical Shipping is generally the US dollar.

Response: The entities included in the Shipping segment are both United States and foreign based. For the year 2004, approximately 99%, 93% and 93% of assets, revenue and net income, respectively, are related to entities for which the US dollar is the functional currency.

Nicor Inc. Form 10-Q for the quarter ended September 30, 2005

Note 17. Contingencies, page 13

8.
Provide to us an update with respect to the status of the regulatory investigation regarding the performance based rate plan. If you should experience an adverse ruling explain how you would account for this liability to ratepayers.

Response: There have been no developments in the regulatory investigation regarding the performance based rate plan since the filing of the Form 10-Q for the quarter ended September 30, 2005. Evidentiary hearings have been stayed in order to undertake additional third party discovery from Entergy-Koch Trading, LP ("EKT"). EKT has refused to respond to third party discovery and that refusal is the subject of a state court proceeding in Illinois. If an adverse ruling occurs, the resulting refund to ratepayers, over and above amounts currently provided, would decrease operating income.

9.	If applicable, please address the above comments in the future filings of Northern Illinois Gas Company.

Response: As applicable, these comments will be considered in the future filings of Northern Illinois Gas Company.

Northern Illinois Gas Company Form 8-K filed November 28, 2005

10.
We note the decision by the Illinois Commerce Commission (ICC) granting the company a base rate increase. Explain to us management’s assessment of the increase. In this regard, we note that certain revenue will be applied to the gas adjustment rider instead of base rates. Explain how this will impact your future earnings, cash flows, and return on equity. In short, provide a detailed summary of the rate order including management’s overall assessment of the rate increase given your current operating expense structure and liquidity needs. In this regard, you previously disclosed that you were seeking a rate increase of $83 million, as opposed to the $54.2 million that was approved. Explain to us your rate structure, for example, the percentage of your revenue that is derived from base rates, and all other material components. It is our understanding that base rates do not change despite changes in actual earnings. In this regard, explain to us how your actual historical earnings have compared with approved equity returns and if this impacted the ICC’s decision for a lower rate increase. Lastly, provide to us a summary of your preliminary MD&A disclosure for your 2005 Form 10-K.

Response: Base rates revenues comprise about one quarter of Nicor Gas’ gas distribution revenues, while about three quarters derives from the gas adjustment rider. We estimate that the recent annual base rates revenue increase of $54.2 million granted by the ICC will increase Nicor Gas’ future pre-tax earnings, pre-tax cash flows and pre-tax return on equity (assuming normal weather and distribution load) by only $34.7 million per year (assuming costs are unchanged from those estimated in the rate filing) because a net $19.5 million of the increase in base rates revenue is simply being transferred from the gas adjustment rider revenues.

The return on equity approved in the recent rate case was 10.51% as compared to 11.13% approved in the last rate case in 1996. During the period from the 1996 rate case to September 2005, the return on equity reported annually to the ICC has fluctuated around that approved in 1996. Most recently, the return on equity, excluding non-recurring items, has declined and has been below that allowed in 1996. Based on Illinois utility law, management does not believe that historical returns are a factor to consider in setting future rates. Nothing in the ICC’s rate order indicates that historical returns were a factor in the ICC’s decision.

While the ICC did not grant Nicor Gas the full amount of the rate increase requested, Nicor Gas was awarded a significant annual base rate revenue increase in the proceeding. As such, the impact of the rate decision will be to increase revenue and improve liquidity at Nicor Gas over what would have been realized absent a rate increase. We do not expect the rate decision by the ICC, including any adjustment to the amount of the approved annual net revenue increase as a result of the pending rehearing process, would have a material adverse effect on Nicor Gas’ physical operations, its ability to provide service to customers or its liquidity either on a short term or a long term basis.

The ICC has granted rehearing of several issues in Nicor Gas’ rate case. A proposed decision on the rehearing issues may be issued by the ICC’s administrative law judges before Nicor’s 2005 Form 10-K is filed. The following is Nicor’s preliminary draft of MD&A describing the rate proceeding based on its current status:

Nicor Gas filed a request with the ICC for an overall increase in rates on November 4, 2004.  On September 28, 2005, Nicor Gas received approval from the ICC for a $54.2 million base rate increase which reflected an allowed rate of return on original-cost rate base of 8.85 percent, including a 10.51 percent cost of common equity. The order also included the authorization to pass all Chicago Hub revenues directly through to customers as a credit to Nicor Gas’ purchase gas adjustment (“PGA”) rider and the shifting of certain storage-related costs from the PGA rider to base rates.  In addition, rates were established using a 10-year average for weather as opposed to the previous use of a 30-year average. The new rates were implemented in the fourth quarter of 2005.

Because the order shifts certain revenues and credits between base rates and Nicor Gas’ PGA rider, the company estimates that the actual annual net revenue increase will be about $34.7 million under the tariffs that have been placed into effect.

In October 2005, Nicor Gas and six other parties filed applications for rehearing of the final order in the rate case.  The ICC granted rehearing on seven issues, only two of which relate to the amount of the approved annual net revenue increase, and denied rehearing on all other issues raised in the applications. The ICC is expected to issue its decision on rehearing in March 2006. As a result of the rehearing process, the actual annual net revenue increase approved by the ICC could change. Based on the positions of the parties on the rehearing issues, the outcome could range from an approximate $5.4 million reduction to the annual net revenue increase to an approximate $860,000 additional annual increase. Rate changes, if any, that may result from the outcome of the rehearing process would be prospective.

In addition, we would plan to continue to make a statement in the MD&A discussion of our liquidity substantially along the following lines:

The company believes it has access to adequate resources to meet its needs for capital expenditures, debt redemptions, dividend payments and working capital. These resources include net cash flow from operating activities, access to capital markets, lines of credit and short-term investments.